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                         [LOGO OF ALLSTATE FINANCIAL]

                                                               Angela M. Bandi
                                                               Associate Counsel

                                                               Law & Regulation

July 10, 2007

VIA EDGAR

Alison White, Esq.
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:Allstate Financial Advisors Separate Account I ("Registrant")
       Allstate Life Insurance Company ("Depositor")
       Responses to Third Round Commission Staff Comments on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement ("Amendment") (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Dear Ms. White:

In connection with the above-referenced Amendment, set out below are Registrant's responses to the third round comments of the Commission staff ("staff"), which comments the staff provided to Registrant verbally on July 10, 2007, in response to Registrant's letter to the staff dated July 9, 2007, responding to the staff's verbal comments of July 5, 2007.

                          RESPONSES TO STAFF COMMENTS

Comment 1. In connection with our verbal comments of July 5, 2007 and June 29, 2007 and with regard to subsequent purchase payments, you indicate on p. 56 of the prospectus that you will credit subsequent purchase payments on the valuation day that you receive the purchase payment at your office with satisfactory allocation instructions. You further indicate on p. 23 of the prospectus that if you don't have specific allocation instructions for subsequent purchase payments, you will allocate subsequent purchase payments according to the initial allocation instructions. Given the referenced prospectus disclosure, we do not understand why it is necessary that you hold subsequent purchase payments in the general account at all.

   Response: We have revised the prospectus disclosure on p. 56 to remove the reference to subsequent purchase payments, as follows:

   With respect to the amount of your initial Purchase Payment that is pending investment in our separate account, we may hold that amount temporarily in our general account until your Annuity is issued.

   Blacklined comparison with suggested disclosure of Registrant's July 9, 2007 response letter:

   With respect to the amount of your initial Purchase Payment that is pending investment in our separate account, we may hold that amount temporarily in our general account until your Annuity is issued.


                        Allstate Life Insurance Company
3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.9237 Fax
847.402.3781 Email Angela.Bandi@allstate.com

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Securities and Exchange Commission
July 10, 2007
Page 2


Comment 2. On page 55 of the prospectus, in the section entitled "VALUING YOUR INVESTMENT" under the sub-section "WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?", please add the phrase "as determined by the SEC" after "an emergency exists" in the second bullet under the phrase: "Allstate Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that."

   Response: We have revised the prospectus disclosure on p. 55 as follows:

   Allstate Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

       .  trading on the NYSE is restricted;

       . an emergency exists, as determined by the SEC, making redemption or valuation of securities held in the Separate Account impractical; or

       . the SEC, by order, permits the suspension or postponement for the protection of security holders.

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If you have any questions, please do not hesitate to call me at 847/402-9237.
Thank you.


Very truly yours,

/s/ Angela M. Bandi
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Angela M. Bandi

cc:  Thomas S. Clark, Esq.
     Prudential Financial